Exhibit 1

EXCERPT FROM SCHEDULE 13D FILED BY OASIS MANAGEMENT COMPANY LTD. AND CERTAIN OTHER PERSONS

WITH RESPECT TO VAIL RESORTS, INC. ON SEPTEMBER 16, 2026

The following is the complete text of Item 4 of the Schedule 13D. Capitalized terms used but not defined below have the meanings given to them in the Schedule 13D. References to “Exhibit 99.2” and “Exhibit 99.3” are to exhibits to the Schedule 13D, which is available at no charge on the SEC’s website at www.sec.gov.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein because they believe that the shares of Common Stock are undervalued and represent an attractive investment opportunity.

On September 10, 2026, the Oasis Fund delivered to the Issuer a notice (the “Nomination Notice”) of its intention to nominate Mr. Chapek, Mr. Hudson, Mr. Roberts, and Ms. Street (collectively, the “Nominees”) for election to the Board at the Issuer’s 2026 annual meeting of stockholders (the “2026 Annual Meeting”).

The Reporting Persons believe the Issuer controls an irreplaceable portfolio of 42 world-class mountain resorts – a collection of scarce, high-quality assets that, in the Reporting Persons’ view, is not fully reflected in the Issuer’s current valuation relative to its peers. The Reporting Persons believe that a reconstituted Board, bringing fresh perspective and relevant operating experience, would be well positioned to work with management to sharpen the Issuer’s focus on guest experience, pricing strategy, marketing effectiveness, and the fuller utilization of its hospitality assets, and that doing so presents a meaningful opportunity to enhance long-term value for all shareholders.

The Reporting Persons further believe there is an opportunity to deepen the Issuer’s connection to the guests and communities it serves, including through more accessible entry points to the sport, improved operational efficiency, enhanced food and beverage offerings, stronger partnerships with host mountain communities, and expanded year-round programming.

The Reporting Persons believe that a more engaged and accountable Board will help ensure that the Issuer’s strategic and operating decisions appropriately reflect the interests of its guests, employees, local communities, and shareholders.

Each of Mr. Hudson, Mr. Roberts, and Ms. Street has entered into a nomination agreement (the “Nomination Agreements”) with the Oasis Fund pursuant to which, among other things, each such Nominee has agreed to become a member of the slate of nominees and stand for election as a director of the Issuer at the 2026 Annual Meeting. The Oasis Fund has agreed to pay the costs of soliciting proxies in connection with the 2026 Annual Meeting and to defend and indemnify such Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Pursuant to the Nomination Agreements, each such Nominee is entitled to receive a fee of $50,000 following the submission of this Nomination Notice and an additional fee of $50,000 upon the filing with the SEC of a preliminary proxy statement naming such Nominee as a member of the slate, and each such Nominee has agreed to invest an amount equal to the estimated after-tax proceeds of such fees in the Common Stock within five days of receipt thereof (or such longer period as may be required to comply with applicable legal or regulatory requirements). The foregoing description of the Nomination Agreements is qualified in its entirety by reference to the full text of the Nomination Agreements, the form of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Oasis Management has entered into a letter agreement with Mr. Chapek (the “Chapek Agreement”), pursuant to which Mr. Chapek has agreed, among other things, to stand for election as a director of the Issuer and to provide consulting services to Oasis Management with respect to the Issuer. Pursuant to the Chapek Agreement, Oasis Management has agreed to pay Mr. Chapek $100,000 per month, and has agreed to provide Mr. Chapek with a $500,000 forgivable loan to purchase shares of Common Stock in the event he becomes a director of the Issuer. Oasis Management has also agreed to reimburse Mr. Chapek for certain out-of-pocket expenses. The foregoing description of the Chapek Agreement is qualified in its entirety by reference to the full text of the Chapek Agreement, the form of which is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

The Reporting Persons have had and/or expect to have discussions with the Board and management of the Issuer in connection with the Reporting Persons’ investment in the Issuer, including, without limitation, discussions concerning the Issuer’s assets, corporate governance, Board composition, business, operations, management, strategy and future plans of the Issuer. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners.

Depending on various factors, including, without limitation, the discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) increasing or decreasing their position in the Issuer or the Issuer’s investments through, among other things, the purchase or sale of securities of the Issuer or the Issuer’s investments, including through transactions involving Common Stock and/or other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer or the Issuer’s investments in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; (ii) entering into transactions that increase or hedge their economic exposure to the Common Stock or the Issuer’s investments without affecting their beneficial ownership of Common Stock; and/or (iii) exploring and/or developing plans and/or making proposals (whether preliminary or final) with respect to, among other things, the Issuer’s operations, management, Board composition, capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale process involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or (ii) change their position with respect to, or consider or propose one or more of the actions described in, subparagraphs (a) through (j) of Item 4 of Schedule 13D.